UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 30, 2015

Montpelier Re Holdings Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	001-31468	98-0428969
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Montpelier House

94 Pitts Bay Road

Pembroke HM 08

Bermuda

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (441) 296-5550

(Former name or former address, if changed since last report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01                                  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On June 30, 2015, PricewaterhouseCoopers Ltd. (“PwC”) resigned as the independent registered public accounting firm of Montpelier Re Holdings Ltd. (the “Registrant”).

This resignation was due to an independence matter which resulted from the proposed acquisition of the Registrant by Endurance Specialty Holdings Ltd. (“Endurance”). The independence conflict results from a retired partner of PricewaterhouseCoopers LLP being on Endurance’s Board of Directors and serving as the Chair of Endurance’s Audit Committee.

The reports of PwC on the financial statements for the fiscal years ended December 31, 2014 and 2013 contain no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2014 and 2013, and the subsequent interim period through June 30, 2015, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference thereto in their report on the financial statements for such years, nor were there any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Registrant has requested that PwC furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated July 2, 2015, is filed as Exhibit 16 to this Form 8-K.

The Registrant expects to announce a new independent registered public accounting firm prior to the completion of the acquisition of the Registrant by Endurance. The Registrant will file a Current Report on Form 8-K with the Securities and Exchange Commission promptly following the engagement of a new independent registered public accounting firm.

ITEM 8.01                                  OTHER EVENTS.

On June 30, 2015, PwC resigned as the independent registered public accounting firm of the Registrant due to an independence matter which resulted from the proposed acquisition of the Registrant by Endurance. PwC has furnished a letter to the Securities and Exchange Commission relating to its resignation, dated July 2, 2015, which is filed as Exhibit 16 to this Form 8-K.

ITEM 9.01                                  FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit No.	Description

16	Letter from PricewaterhouseCoopers Ltd. regarding change in certifying accountant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Montpelier Re Holdings Ltd. (Registrant)

July 2, 2015	By:	/s/ Jonathan B. Kim
Date	Name:	Jonathan B. Kim
	Title:	General Counsel and Secretary

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EXHIBIT INDEX

Exhibit No.	Description

16	Letter from PricewaterhouseCoopers Ltd. regarding change in certifying accountant.

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